Exhibit 99.58

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly-Traded Company
CNPJ/MF No. 01.838.723/0001-27
NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS
Result of the Exercise of the Right of Withdrawal

BRF S.A. (“BRF” or “Company”), hereby, in continuation with the joint material fact disclosed on this date, which informed about the meetings of the Board of Directors of the Company and of Marfrig Global Foods S.A. (“Marfrig”) that deliberated on matters related to the merger of BRF shares by Marfrig (“Merger of Shares”) approved at the Company’s Extraordinary General Meeting held on August 5, 2025 (“Meeting”), provides its shareholders the following information related to the result of the exercise of the Right of Withdrawal (as defined below) and the payment to the Dissenting Shareholders (as defined below) of the amount corresponding to the redemption of their shares.

1	Result of the Right of Withdrawal. During the exercise period of the Right of Withdrawal, between August 6, 2025 (inclusive) and September 5, 2025 (inclusive), the right of withdrawal as a result of the approval of the Merger of Shares by the Meeting was exercised by shareholders holding 9,981,683 shares issued by the Company (“Right of Withdrawal” and “Dissenting Shareholders”, respectively).

2	Refund Amount. The amount of the reimbursement to be paid to the Dissenting Shareholders will be R$19.89 (nineteen reais and eighty-nine cents) per share, corresponding to the value of the shareholders’ equity per share issued by the Company determined based on the appraisal report prepared pursuant to Article 264 of the Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”), containing the calculation of the exchange ratio of the shares held by BRF’s non-controlling shareholders, based on the value of the shareholders’ equity of the shares of Marfrig and BRF, valuing the two assets according to the same criteria as of on December 31, 2024, at market prices, pursuant to Exhibit 4.5 to the Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A”, executed on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger” and “Appraisal Report 264”, respectively).

The Company informs that no Dissenting Shareholder requested that the reimbursement amount be calculated in the manner provided for in article 45 of the Brazilian Corporation Law, which would correspond to R$ 9.43 (nine reais and forty-three cents) per share, as informed in item 6.3.1 of the Plan of Merger.

The total amount of reimbursement to be paid by the Company to the Dissenting Shareholders is R$ 198,535,674.87.

In view of the result determined under the Right of Withdrawal, the Company chose not to avail itself of the prerogative of article 137, paragraph 3, of the Brazilian Corporation Law.

3	Payment of Refund. The payment of the refund to the Dissenting Shareholders will be made on September 17, 2025, by means of credit in the respective custody account, according to the registered with the respective custody agent or with Banco Bradesco S.A., the institution responsible for the bookkeeping of the shares issued by the Company (“Bookkeeper”), as applicable. The 9,981,683 shares subject to the Right of Withdrawal will be held in treasury for subsequent cancellation.

Payments of the reimbursement amounts to Dissenting Shareholders not resident in Brazil will be made net of any Withholding Income Tax, in compliance with the tax laws and regulations to which the Company is subject. Any withholdings will be made pursuant to the Notice to Shareholders released by the Company on August 29, 2025 and in accordance with the information provided by non-resident Dissenting Shareholders to the Company.

The Company will keep its respective shareholders and the market informed about the development of the Merger of Shares and other matters hereunder.

São Paulo, September 8, 2025.

BRF S.A.

Fábio Luis Mendes Mariano
Chief Financial and Investor Relations Officer